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                             July 23, 2021

       Scott M. Rajeski
       Chief Executive Officer
       Latham Group, Inc.
       787 Watervliet Shaker Road
       Latham, New York 12110

                                                        Re: Latham Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 19,
2021
                                                            CIK No. 1833197

       Dear Mr. Rajeski:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Beverly
Singleton at (202) 551-3328 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing